Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-292061

Relating to the

Preliminary Prospectus Supplement

Dated January 6, 2026

(To Prospectus Dated December 10, 2025)

PRICING TERM SHEET

January 7, 2026

Arrowhead Pharmaceuticals, Inc.

Offerings of

3,100,776 Shares of Common Stock

(or up to 1,550,387 Pre-Funded Warrants in Lieu of Shares of Common Stock)

and

$625,000,000 Aggregate Principal Amount of

0.00% Convertible Senior Notes due 2032

The information in this pricing term sheet supplements Arrowhead Pharmaceuticals, Inc.’s preliminary prospectus supplement, dated January 6, 2026 (the “Equity Preliminary Prospectus Supplement”), relating to an offering of common stock and pre-funded warrants (the “Equity Offering”), and Arrowhead Pharmaceuticals, Inc.’s preliminary prospectus supplement, dated January 6, 2026 (the “Convertible Note Preliminary Prospectus Supplement,” and, together with the Equity Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), relating to an offering of convertible senior notes due 2032 (the “Convertible Note Offering”), and supersedes the information in the applicable Preliminary Prospectus Supplement to the extent inconsistent with the information in that Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the applicable Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Arrowhead Pharmaceuticals, Inc. and not to its subsidiaries.

Equity Offering

Issuer	Arrowhead Pharmaceuticals, Inc.

Securities Offered	3,100,776 shares of common stock, $0.001 par value per share, of Arrowhead Pharmaceuticals, Inc. (the “Common Stock”), or, in lieu of shares of Common Stock to certain investors, pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,550,387 shares of Common Stock. We have granted the underwriters of the Equity Offering a 30-day option to purchase up to an additional 465,116 shares of Common Stock.

Ticker / Exchange for Common Stock	ARWR / NASDAQ Global Select Market (“NASDAQ”).

Last Reported Sale Price per Share of Common Stock on NASDAQ on January 7, 2026	$65.69.

Public Offering Price per Share of Common Stock	$64.50.

Public Offering Price per Pre-Funded Warrant	$64.499.

Underwriting Discount	$3.5475 per share of Common Stock or $3.5465 per Pre-Funded Warrant.

Trade Date	January 8, 2026.

Settlement Date	January 9, 2026.

Use of Proceeds	We estimate that the net proceeds to us from the Equity Offering will be approximately $188.3 million (or approximately $216.6 million if the underwriters of the Equity Offering fully exercise their option to purchase additional Common Stock), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the combined net proceeds from the Equity Offering and the Convertible Note Offering (after we use a portion of the net proceeds from the Convertible Note Offering to fund the cost of entering into the capped call transactions described in the Equity Preliminary Prospectus Supplement), for general corporate purposes, including working capital, capital expenditures, research and development expenditures, clinical trial expenditures, commercialization activity expenditures and preparation for potential commercial launches of late stage products, including associated supply chain activities. A portion of the net proceeds may also be used to prepay the loans under the Credit Facility (as defined in the Equity Preliminary Prospectus Supplement).

Book-Running Managers	Jefferies LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Piper Sandler & Co.
RBC Capital Markets, LLC

CUSIP / ISIN Numbers for the Common Stock	04280A100 / US04280A1007.

Convertible Note Offering

Issuer	Arrowhead Pharmaceuticals, Inc.

Ticker / Exchange for Common Stock	ARWR / NASDAQ.

Trade Date	January 8, 2026.

Settlement Date	January 12, 2026, which is the third trading day after the date of this pricing term sheet. Currently, trades in the secondary market for convertible notes ordinarily settle one trading day after the date of execution, unless the parties to the trade agree otherwise. Accordingly, investors in this offering who wish to sell their Notes before the trading day preceding the Settlement Date must specify an alternate settlement arrangement at the time of the trade to prevent a failed settlement. Those investors should consult their advisors.

Notes	0.00% convertible senior notes due 2032 (the “Notes”).

Principal Amount	$625,000,000 (or, if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes, $700,000,000) aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes.

Underwriting Discount	2.60% of the principal amount of the Notes, and $16,250,000 in the aggregate (or $18,200,000 in the aggregate, if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes), in each case plus accrued interest, if any, from the Settlement Date.

Maturity	January 15, 2032, unless earlier repurchased, redeemed or converted.

No Regular Interest; Special Interest	The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. Special interest will accrue on the Notes in the circumstances described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Events of Default—Special Interest as Sole Remedy for Certain Reporting Defaults.”

If any special interest accrues on the Notes, then such interest will be payable semi-annually in arrears on the next January 15 or July 15 to noteholders of record as of the close of business on the immediately preceding January 1 or July 1, respectively.

Last Reported Sale Price per Share of Common Stock on NASDAQ on January 7, 2026	$65.69.

Conversion Premium	Approximately 35.0% above the Public Offering Price per Share of Common Stock in the Equity Offering.

Initial Conversion Price	Approximately $87.07 per share of our Common Stock.

Initial Conversion Rate	11.4844 shares of our Common Stock per $1,000 principal amount of Notes.

Optional Redemption	The Notes will be redeemable, in whole or in part (subject to certain limitations described below), at our option at any time, and from time to time, on or after January 16, 2029 and on or before the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our Common Stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. However, we may not redeem less than all of the outstanding Notes unless at least $75.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time we send the related redemption notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. See “Description of Notes—Optional Redemption” in the Convertible Note Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from the Convertible Note Offering will be approximately $608.2 million (or approximately $681.3 million if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use approximately $42.8 million of the net proceeds from the Convertible Note Offering to fund the cost of entering into the capped call transactions described in the Convertible Note Preliminary Prospectus Supplement. We intend to use the remainder of the net proceeds from the Convertible Notes Offering, together with the net proceeds from the Equity Offering, for general corporate purposes, including working capital, capital expenditures, research and development expenditures, clinical trial expenditures, commercialization activity expenditures and preparation for potential commercial launches of late stage products, including associated supply chain activities. A portion of the net proceeds may also be used to prepay the loans under the Credit Facility (as defined in the Convertible Note Preliminary Prospectus Supplement). If the underwriters of the Convertible Note Offering exercise their option to purchase additional Notes, then we intend to use a portion of the additional net proceeds from the Convertible Note Offering to fund the cost of entering into additional capped call transactions as described in the Convertible Note Preliminary Prospectus Supplement. See “Use of Proceeds” in the Convertible Note Preliminary Prospectus Supplement.

Cap Price	The cap price of the capped call transactions will initially be approximately $119.33 per share, which represents a premium of approximately 85.0% above the Public Offering Price per Share of Common Stock in the Equity Offering, and is subject to certain adjustments under the terms of the capped call transactions. See “Description of the Concurrent Capped Call Transactions” in the Convertible Note Preliminary Prospectus Supplement.

Book-Running Managers	J.P. Morgan Securities LLC
Jefferies LLC
BofA Securities, Inc.
Piper Sandler & Co.
RBC Capital Markets, LLC

CUSIP / ISIN Numbers	04280A AC4 / US04280AAC45.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change	If a make-whole fundamental change occurs with respect to any Note and the conversion date for the conversion of such Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$64.50	$76.00	$87.07	$100.00	$113.19	$125.00	$150.00	$175.00	$200.00	$250.00	$300.00	$350.00	$400.00	$500.00
January 12, 2026	4.0194	3.0278	2.3673	1.8208	1.4230	1.1575	0.7725	0.5320	0.3738	0.1899	0.0961	0.0460	0.0192	0.0000
January 15, 2027	4.0194	3.0278	2.3673	1.8208	1.4230	1.1490	0.7521	0.5081	0.3502	0.1708	0.0824	0.0369	0.0139	0.0000
January 15, 2028	4.0194	3.0278	2.3673	1.8156	1.3807	1.0963	0.6960	0.4561	0.3046	0.1386	0.0610	0.0238	0.0068	0.0000
January 15, 2029	4.0194	3.0278	2.3661	1.7262	1.2790	0.9924	0.5997	0.3738	0.2368	0.0952	0.0351	0.0099	0.0010	0.0000
January 15, 2030	4.0194	3.0278	2.1949	1.5304	1.0820	0.8046	0.4439	0.2514	0.1436	0.0441	0.0099	0.0005	0.0000	0.0000
January 15, 2031	4.0194	2.7096	1.7843	1.1144	0.7017	0.4697	0.2061	0.0909	0.0383	0.0036	0.0000	0.0000	0.0000	0.0000
January 15, 2032	4.0194	1.6736	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $500.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $64.50 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 15.5038 shares of our Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

The disclosure in the Convertible Note Preliminary Prospectus Supplement under the caption “Risk Factors” is supplemented by the following:

Because the notes will not bear regular interest, you may not earn a return on your investment in the notes.

The notes will not bear regular interest, and the principal amount of the notes will not accrete. Although special interest will accrue on the notes in certain circumstances, as described under the caption “Description of Notes—Events of Default—Special Interest as Sole Remedy for Certain Reporting Defaults,” the notes may mature or be redeemed by us without the accrual or payment of any interest. Accordingly, you may not earn any return on your investment in the notes unless you resell them at a price that exceeds the price at which you purchased the notes or you realize a gain in connection with the conversion of your notes. You may not be able to resell your notes at favorable prices, and the trading price of our common stock may never exceed the conversion price of the notes. As a result, your investment in the notes may not earn any return at all and may result in losses.

* * *

The disclosure in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Other Indebtedness” is supplemented by adding the following to the final paragraph:

“Pursuant to the terms of the Credit Facility, the Issuer and its Subsidiaries are not permitted to have an aggregate principal amount of convertible indebtedness outstanding at any one time in excess of the greater of $300 million and 10% of the market capitalization of the Issuer (based on the closing price of the common stock of the Issuer on the trading date immediately prior to the incurrence of such indebtedness), but in no event greater than $700 million in the aggregate.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplements with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; or Jefferies LLC, 520 Madison Avenue, 12th Floor, New York, NY 10022, Attention: Prospectus Department, or by telephone at (877) 547-6340 or by email to Prospectus_Department@Jefferies.com.

The information in this pricing term sheet is not a complete description of the Common Stock, the Pre-Funded Warrants, the Equity Offering, the Notes or the Convertible Note Offering. You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock, the Pre-Funded Warrants or the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.